I-Mab

55th Floor, New Bund Center, 555 West Haiyang Road

Pudong District, Shanghai 200124

People’s Republic of China

August 7, 2023

VIA EDGAR

Mr. Tyler Howes

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	I-Mab (the “Company”)

Form 20-F for the Year Ended December 31, 2022

Filed May 1, 2023

File No. 001-39173

Dear Mr. Howes and Mr. Mew:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 27, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 213

1.	We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully supplements that it relied on Schedule 13Ds, Schedule 13Gs and the respective amendments thereto filed by the Company’s major shareholders. The Company believes that such reliance is reasonable and sufficient because its major shareholders are legally obligated to file beneficial ownership information, including their beneficial ownership structure and ultimate controller, with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Ds, Schedule 13Gs and the respective amendments thereto filed by the Company’s major shareholders, other than (i) C-Bridge Entities, referring to IBC Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited and Everest Medicines Limited, (ii) Hillhouse Entities, referring to HH IMB Holdings Limited, YHG Investment, L.P. and HHLR Fund, L.P., (iii) GIC Private Limited, (iv) Infini Master Fund, and (v) Dr. Jingwu Zhang Zang and his holding entities, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of March 31, 2023. Additionally, the public filings of these major shareholders, the findings of which were summarized in the Form 6-K furnished with the Commission on May 1, 2023, revealed that none of C-Bridge Entities, Hillhouse Entities, GIC Private Limited, Infini Master Fund or Dr. Jingwu Zhang Zang and his holding entities was owned or controlled by a governmental entity of mainland China. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, the Company’s consolidated foreign operating entities are all wholly owned or controlled by the Company. Therefore, the governmental entities in mainland China do not have a controlling financial interest in these consolidated foreign operating entities.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 7, 2023

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, the record holders of its ordinary shares included: (i) Citi (Nominees) Limited, (ii) certain major shareholders of the Company identified above, including the C-Bridge Entities, the Hillhouse Entities and Dr. Jingwu Zhang Zang and his holding entities, and (iii) other institutional investors and shareholders who held ordinary shares of the Company in the name of certain companies and natural persons.

•	Citi (Nominees) Limited is controlled by Citibank, N.A., the depositary of the Company’s American depositary share (“ADS”) program who acts as the attorney-in-fact for the ADS holders. The Company respectfully submits that it would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Ds, Schedules 13Gs and the respective amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares to identify the major holders and their beneficial ownership background. Based on such public filings, the Company is not aware that any ADS holder who owns 5% or more of the Company’s shares is a governmental entity in the Cayman Islands.

•	With respect to the major shareholders of the Company identified above who were record holders of the Company’s ordinary shares, including the C-Bridge Entities, the Hillhouse Entities and Dr. Jingwu Zhang Zang and his holding entities, the Company also replied on the Schedule 13D, Schedule 13Gs and the respective amendments thereto filed by them to identify the ownership interest of governmental entities in the Cayman Islands in the Company, if any. Based on such public filings, the Company is not aware that any governmental entity in the Cayman Islands owns any share of those major shareholders of the Company.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 7, 2023

•	With respect to the other institutional investors and shareholders who were record holders of the Company’s ordinary shares in the name of certain companies and natural persons, they became the record holders of the Company’s ordinary shares either due to the Company’s equity financing and related activities or the Company’s grant of share incentive awards. Based on the examination of publicly available information, such as the institutional investors’ websites, and other background information of those record holders known to the Company, the Company is not aware that any governmental entity in the Cayman Islands owns any share of those shareholders.

Therefore, to the best of the Company’s knowledge, no governmental entity in the Cayman Islands owns any share of the Company.

The Company believes it is reasonable and sufficient to rely on the foregoing analysis, and respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission or disclosure.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures, the Company asked all of its directors to complete a questionnaire, which contained a question as to whether the respondent is an official of the Chinese Communist Party. Each director confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. Based on the confirmation provided by its directors, the Company believes that none of the members of the board of directors of I-Mab is an official of the Chinese Communist Party.

The Company further respectfully submits that directors of the Company’s consolidated foreign operating entities are (i) directors of the Company, and/or (ii) employees of the Company. In terms of the employees of the Company who also serve as the directors of the Company’s consolidated foreign operating entities, the Company obtained their background information, including but not limited to any party memberships or affiliations, as part of the employment onboarding process to build up their employment profiles, from which the Company confirms that none of them is an official of the Chinese Communist Party.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 7, 2023

Based on the foregoing, each of the directors of the Company and its consolidated foreign operating entities is obligated to confirm with the Company as to whether he or she is an official of the Chinese Communist Party. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its disclosure that none of them is an official of the Chinese Communist Party, and respectfully submits that it did not rely upon any legal opinions or any other third-party certifications such as affidavits as the basis of its disclosure.

3.	We note that your disclosures pursuant to Items 16I(b)(2)and (b)(3) are provided for “I-Mab” or “I-Mab and its subsidiaries.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities are incorporated include mainland China, Hong Kong and the United States. The Company further respectfully submits that the Company holds 100% equity interests in such consolidated foreign operating entities, and there is no indication from the Company’s analysis set forth in the Company’s response to the Staff’s Comment #1 that any governmental entity in mainland China, Hong Kong or the United States owns any share of the Company. Therefore, to the Company’s knowledge, no governmental entities in mainland China, Hong Kong or the United States owns any share of the Company’s consolidated foreign operating entities in the respective jurisdictions.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission
August 7, 2023

•	With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis set forth in the Company’s responses to the Staff’s Comment #1 and the first bullet point of the Staff’s Comment #3, the governmental entities in mainland China do not have a controlling financial interest in the Company’s consolidated foreign operating entities.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at + 86 21 6057-8000 or richard.yeh@i-mabbiopharma.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com.

Sincerely yours,

I-Mab

By:	/s/ Richard Yeh
Name: Richard Yeh
Title: Interim Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP